Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 19, 2013, with respect to the consolidated balance sheets of US Airways Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Form 8-K/A of American Airlines Group Inc. and American Airlines, Inc. dated January 23, 2014, which is incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Phoenix, Arizona

May 20, 2014